Exhibit 3.2

CERTIFICATE OF AMENDMENT
(Pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of Corporation: Peloton Resources Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

1: Name of the Corporation:	Triangle Petroleum Corporation

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as maybe required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 5,000,000.

4.	Effective date of filing (optional):

5.	Officer signature (required): /s/ Sergei Stetsenko